Filed Pursuant to Rule 424(b)(3)

File Number 333-194256

FANTEX, INC.

SUPPLEMENT NO. 20 TO

MARKET-MAKING PROSPECTUS DATED

JULY 18, 2014

THE DATE OF THIS SUPPLEMENT IS AUGUST 2, 2016

On July 27, 2016, Fantex, Inc. filed the attached Current Report on Form 8-K.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2016

FANTEX, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-55204	80-0884134
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

330 Townsend Street, Suite 234
San Francisco, CA 94107

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (415) 592-5950

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01              Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On July 22, 2016, Fantex, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investors named therein. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 5,933,658 of its Fantex Sports Portfolio 1 Units (the “Units”) at a purchase price per Unit of $10.00, for aggregate gross proceeds of approximately $59.3 million (the “Offering”). Each Unit is comprised of 0.765 shares of the Company’s Fantex Series Professional Sports Convertible Tracking Stock (“Fantex Series Professional Sports”), 0.017 shares of the Company’s Fantex Series Vernon Davis Convertible Tracking Stock, 0.047 shares of the Company’s Fantex Series EJ Manuel Convertible Tracking Stock, 0.015 shares of the Company’s Fantex Series Mohamed Sanu Convertible Tracking Stock, 0.102 shares of the Company’s Fantex Series Alshon Jeffery Convertible Tracking Stock, 0.043 shares of the Company’s Fantex Series Michael Brockers Convertible Tracking Stock and 0.033 shares of the Company’s Fantex Series Jack Mewhort Convertible Tracking Stock (such convertible tracking stocks, collectively, the “Tracking Stocks”). The shares of the Tracking Stocks that comprise the Units may not be separately traded at any time.

The Offering closed on July 22, 2016. 919,571 Units were purchased  in the Offering by Fantex Holdings, Inc. (“Holdings”), the Company’s parent company, and 2,189,087 Units were purchased in the Offering by certain directors and related persons of Holdings in the Offering, in each case pursuant to the Purchase Agreement.

The Company used the gross proceeds to it from the Offering to (i) repurchase approximately $12.5 million in shares of outstanding Tracking Stocks, (ii) repay approximately $12.3 million of principal and unpaid interest on outstanding promissory notes and (iii) pay approximately $32.4 million to consummate its brand contracts with Allen Robinson, Tyler Duffey, Maikel Franco, Collin McHugh, Jonathan Schoop, Yangervis Solarte, Kelly Kraft, Scott Langley, Jack Maguire and Kyle Reifers.

The Offering is exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D under the Securities Act. The Units were not registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Amendment No. 1 to Management Agreement

On July 22, 2016, in connection with the closing of the Offering, the Company and Holdings entered into Amendment No. 1 to Management Agreement (the “Amendment”), amending that certain Management Agreement, dated as of July 10, 2013, by and between the Company and Holdings (the “Management Agreement”). Prior to the Amendment, the Management Agreement provided that the Company would pay Holdings 5% of the gross cash received by it pursuant to its brand contracts during any quarterly period as remuneration for the management and administrative services provided to the Company by Holdings. The Amendment provides that the Company shall not be obligated to remunerate Holdings with respect to any of the gross cash received by the Company under its brand contracts with Andrew Heaney, Allen Robinson, Ryan Shazier, Terrance Williams, Kendall Wright, Tyler Duffey, Maikel Franco, Collin McHugh, Jonathan Schoop, Yangervis Solarte, Kelly Kraft, Scott Langley, Jack Maguire and Kyle Reifers.

Item 3.02              Unregistered Sales of Equity Securities.

The information called for by this Item 3.02 is contained in Item 1.01, which is incorporated herein by reference.

Item 5.02              Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officer.

On July 21, 2016, the Company appointed Ted Monohon, age 50, as the Company’s principal accounting officer, effective as July 21, 2016. Mr. Monohon has served as the Company’s Controller and Vice President of Finance since June 2012 and as the Chief Financial Officer of Fantex Brokerage Services, LLC (“FBS”), the Company’s affiliated-broker dealer, since 2013. From January 2006 until July 2012, Mr. Monohon served as Vice President of Finance & Administration for Become, Inc., a private internet comparison shopping company. Mr. Monohon obtained his B.S. in Accounting from Rochester Institute of Technology.

On July 21, 2016, David Mullin the Company’s Chief Financial Officer, advised the Company of his decision to resign from his position as the Company’s Chief Financial Officer, effective as of July 31, 2016. The Company intends to retain Mr. Mullin as a consultant.

Item 5.03              Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the Offering, on July 21, 2016, the Company filed a Certificate of Designations of the Fantex Series Professional Sports (the “Certificate of Designations”) with the Secretary of State of the State of Delaware, effective as of July 21, 2016, designating 4,540,443 shares of the Company’s common stock as Fantex Series Professional Sports and establishing the rights, preferences, privileges and restrictions of the holders of the Fantex Series Professional Sports.

The foregoing description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by the Certificate of Designations, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01              Other Events.

On July 25, 2016, FBS issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On July 25, 2016, FBS announced that it intends to withdraw as a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), and to close, effective as of August 24, 2016, the FBS alternative trading system (the “ATS”). Following the closure of the ATS, there will no longer be a dedicated trading platform for the Company’s outstanding Tracking Stocks. A holder of shares of the Tracking Stocks may be able to sell such securities in the over-the-counter (“OTC”) market through a brokerage firm or in a private transaction. However, in the OTC market, only market-makers in the Tracking Stocks are permitted to post quotes, and there is currently no indication that a market maker will initiate quotations in the Tracking Stocks in the near future.

In connection with FBS’s withdrawal as a registered broker-dealer and the closure of the FBS ATS, FBS also informed existing FBS account holders that they must transfer their accounts to a different broker on or before August 24, 2016. If an FBS account holder or its broker does not make arrangements to transfer his or her account by August 24, 2016, (i) FBS will close such account and send such account holder any cash balances by check to the address listed on such account and (ii) any shares owned by an FBS account holder at the time its account is closed will be directly registered in the account holder’s name with the Company via American Stock Transfer and Trust Company, the Company’s transfer agent. FBS account holders that do not make arrangements to transfer their accounts may elect to have FBS attempt to liquidate their shares of Tracking Stocks at prevailing market prices prior to the closure of the account, subject to FBS’s standard commission. FBS may be unable to liquidate the Tracking Stocks in an FBS account holder’s account in part or in full.

Cautionary Statement Regarding Forward-Looking Statements

To the extent that statements contained in this Current Report on Form 8-K are not descriptions of historical fact, they are forward-looking statements reflecting the current beliefs and expectations of management of the Company made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including the

Company’s expectations regarding FBS’s withdrawal as a registered broker-dealer and FINRA member, the closure of the ATS, the ability of holders of the Company’s securities to sell or otherwise dispose of such securities in the future, including whether there are expected to be any market makers, and FBS’s future plans relating to the closure of FBS accounts. Forward-looking statements are based upon information available to the Company as of the date of this Current Report on Form 8-K, and the Company undertakes no obligation to revise or update any such forward-looking statement, except as required by law. Actual results and the timing of events could differ materially from current expectations based on risks and uncertainties affecting the Company’s business. The reader is cautioned not to unduly rely on the forward-looking statements contained in this Current Report on Form 8-K. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 10, 2016, and the Company’s other periodic reports filed with the SEC.

Item 9.01              Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit No.	Description
3.1	Certificate of Designations of the Fantex Series Professional Sports Convertible Tracking Stock.
99.1	Press release of Fantex Brokerage Services, LLC, dated July 25, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 27, 2016	FANTEX, INC.

	By:	/s/ William Garvey
William Garvey
Chief Legal Officer, Secretary

Item 9.01 Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit No.	Description
3.1	Certificate of Designations of the Fantex Series Professional Sports Convertible Tracking Stock.
99.1	Press release of Fantex Brokerage Services, LLC, dated July 25, 2016.

EXHIBIT 3.1

CERTIFICATE OF DESIGNATIONS

OF THE

FANTEX SERIES PROFESSIONAL SPORTS CONVERTIBLE TRACKING STOCK

OF

FANTEX, INC.

July 21, 2016

Fantex, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that the following resolutions pertaining to the Fantex Series Professional Sports Convertible Tracking Stock of the Corporation  were adopted by the Board of Directors of the Corporation (the “Board”) as required by Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) at a meeting duly held by the Board on July 21, 2016.  Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”).

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation and Sections 141 and 151 of the DGCL, the Board hereby establishes a new series of tracking stock of the Corporation, par value $0.0001 per share, which the Board hereby designates as a “Tracking Series” (as such term is defined in the Certificate of Incorporation).

RESOLVED FURTHER, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation and Sections 141 and 151 of the DGCL, the Board hereby fixes (i) the designation of such Tracking Series as indicated opposite “DESIGNATION” below, (ii) the number of shares of such Tracking Series as indicated opposite “NUMBER OF SHARES” below, (iii) the Underlying Assets (as defined in the Certificate of Incorporation) for such Tracking Series as indicated opposite “UNDERLYING ASSETS” below, (iv) the conversion rights for such Tracking Series as indicated opposite “CONVERSION” below and (v) the transfer restrictions and redemption rights applicable to such Tracking Series as indicated opposite “RESTRICTIONS ON TRANSFER; REDEMPTION IN CERTAIN CIRCUMSTANCES” below:

DESIGNATION:	Fantex Series Professional Sports Convertible Tracking Stock (the “Fantex Series Professional Sports”)

NUMBER OF SHARES:	4,540,443 shares

UNDERLYING ASSETS:	100% of the Corporation’s rights and interest in the Brand Percentage (as defined in the Brand Contracts (as defined below)) of the Brand Income (as defined in the Brand Contracts).

“Brand Contracts” means, collectively, (i) that certain Brand Agreement, by and between the Corporation, on the one hand, and Ryan Shazier, on the other hand, dated as of September 23, 2015, as the same may be amended from time to time in accordance with its terms, (ii) that certain Brand Agreement, by and between the Corporation, on the one hand, and Terrance Williams, on the other hand, dated as of September 17, 2015, as the same may be amended from time to time in accordance with its terms, (iii) that certain Brand Agreement, by and between the Corporation, on the one hand, and Andrew Heaney, on the other hand, dated as of September 10, 2015, as the same may be amended from time to time in accordance with its terms, (iv) that certain Brand Agreement, by and between the Corporation, on the one hand, and Kendall Wright, on the other hand, dated as of March 26, 2015, as the same may be amended from time to time in accordance with its terms, (v) that certain Brand Agreement, by and between the Corporation, on the one hand, and Scott Langley, on the other hand, dated as of December 21, 2015, as the same may be amended from time to time in accordance with its terms, (vi) that certain Brand Agreement, by and between the Corporation, on the one hand, and Kelly Kraft, on the other hand, dated as of April 1, 2016, as the same may be amended from time to time in accordance with its terms, (vii) that certain Brand Agreement, by and between the Corporation, on the one hand, and Kyle Reifers, on the other hand, dated as of April 18, 2016, as the same may be amended from time to time in accordance with its terms, (viii) that certain Brand Agreement, by and between the Corporation, on the one hand, and John Price Maguire, on the other hand, dated as of April 18, 2016, as the same may be amended from time to time in accordance with its terms, (ix) that certain Brand Agreement, by and between the Corporation, on the one hand, and Tyler Duffey, on the other hand, dated as of March 14, 2016, as the same may be amended from time to time in accordance with its terms, (x) that certain Brand Agreement, by and between the Corporation, on the one hand, and Collin McHugh, on the other hand, dated as of April 1, 2016, as the same may be amended from time to time in accordance with its terms, (xi) that certain Brand Agreement, by and between the Corporation, on the one hand, and Jonathan Schoop, on the other hand, dated as of April 1, 2016, as the same may be amended from time to time in accordance with its terms, (xii) that certain Brand Agreement, by and between the Corporation, on the one hand, and Yangervis Solarte, on the other hand, dated as of April 18, 2016, as the same may be amended from time to time in accordance with its terms, (xiii) that certain Brand Agreement, by and between the Corporation, on the one hand, and Maikel Franco, on the other hand, dated as of April 19, 2016, as the same may be amended from time to time in accordance with its terms, and (xiv) that certain Brand Agreement, by and between the Corporation, on the one hand, and Allen Robinson, on the other hand, dated as of April 20, 2016, as the same may be amended from time to time in accordance with its terms.

CONVERSION:

At any time following the two-year anniversary of the date first set forth above, by resolution of the Board, each share of Fantex Series Professional Sports may be converted into a number (or fraction) of fully paid and non-assessable shares of Platform Common Stock equal to the Applicable Conversion Ratio (as defined in the Certificate of Incorporation).

RESTRICTIONS ON TRANSFER; REDEMPTION IN CERTAIN CIRCUMSTANCES:	The provisions attached hereto as Annex A are hereby incorporated by reference in their entirety.

RESOLVED FURTHER, that such Tracking Series shall have such other powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as set forth in the Corporation’s Certificate of Incorporation.

(Signature Page Follows)

IN WITNESS WHEREOF, FANTEX, INC. has caused this Certificate to be executed by its President and Chief Executive Officer as of the date first set forth above.

FANTEX, INC.

By:	/s/ Cornell French
Name:	Cornell French
Title:	President and Chief Executive Officer

ANNEX A

Restrictions on Transfer; Redemption in Certain Circumstances

(a)           Definitions. Capitalized terms used but not defined in this Annex A shall have the respective meanings ascribed thereto in the Certificate of Designations to which this Annex A is attached, and in addition for purposes of this Annex A, the following terms shall have the respective meanings specified below:

(i)            “Additional Prohibited Investor” means any individual who has been at any time arrested in connection with, charged with, indicted for or convicted of participating (whether directly or indirectly) in, any illegal gambling activity or any illegal activity in connection with a Gaming Enterprise, or any spouse of any of such individual.

(ii)           “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question.  As used in the definition of  “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

(iii)          “Baseball-Related Tracking Stock” means the Tracking Series referenced in the Certificate of Designations to which this Annex A is attached.

(iv)          “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or any successor rule, and shall also include (to the extent not provided for in Rule 13d-3) (A) the possession of any direct or indirect interest in any security, including, without limitation, rights to a security deriving from the ownership of, or control over, depositary or similar receipts relating to such security, (B) the possession of any direct or indirect interest in any Encumbrance with respect to any security, and (C) the possession or exercise, directly or indirectly, of any rights of a security holder with respect to any security.

(v)           “Contract” means any note, bond, mortgage, indenture, lease, order, contract, commitment, agreement, arrangement or instrument, written or otherwise.

(vi)          “Disqualified Person” means any stockholder, other Owner or Proposed Transferee as to which clause (i) or (ii) of paragraph (c) of this Annex A is applicable.

(vii)         “Encumbrance” means any security interest, pledge, mortgage, lien, charge, option, warrant, right of first refusal, license, easement, adverse claim of Ownership or use, or other encumbrance of any kind.

(viii)        “Fantex Affiliate” means any Affiliate of the Corporation, including Fantex Brokerage Services LLC and Fantex Holdings, Inc., and any of their respective officers and/or directors.

(ix)          “FBS Accountholder” means any person who opens and maintains a customer account with Fantex Brokerage Services LLC.

(x)           “Gaming Enterprise” means any entity that is engaged, directly or indirectly, in gambling operations, including, without limitation, online gambling, casinos, horse and dog race tracks, off-track betting organizations, gaming enterprises operating on riverboats and Indian reservations, jai alai frontons and bingo parlors, as well as any entity or Governmental Body that owns, operates, oversees or otherwise exercises any ownership or managerial control over any such entity and any subsidiary and/or affiliate of any such entity as long as any of such subsidiary’s or affiliate’s business objectives relate directly or indirectly to the gambling function of its parent or affiliated entity.

(xi)          “Governmental Body” means any government or governmental, judicial, legislative, executive, administrative or regulatory authority of the United States, or of any State, local or foreign government or any political subdivision, agency, commission, office, authority, or bureaucracy of any of the foregoing, including any court or arbitrator (public or private), whether now or hereinafter in existence.

(xii)         “Institutional Owner” means any Owner that is not an individual.

(xiii)        “MLB” means Major League Baseball and the Office of the Commissioner of Baseball.

(xiv)        “MLB Affiliated Person” means a person who is an owner (whether direct or indirect or as sole proprietor, shareholder, member, general or limited partner, trustee, trust beneficiary or other beneficial owner), officer, director, or employee (including any player, manager, coach, industry consultant or intern and regardless of whether full-time, part-time or seasonal) of any of MLB club, or MLB related entity, or any spouse, parent, child (including legally adopted children and stepchildren), sibling, other family member or agent of any of the foregoing.

(xv)         “MLB Prohibited Investor” means any MLB Affiliated Person and any Person controlled by or in common control with any MLB Affiliated Person (or group of MLB Affiliated Persons) or any trust or similar entity established for the benefit of any MLB Affiliated Person (or group of MLB Affiliated Persons).

(xvi)        “Ownership” means, with respect to any shares of the Baseball-Related Tracking Stock, direct or indirect record ownership or Beneficial Ownership. The term “Owner” means any Person that has or exercises Ownership with respect to any shares of the Baseball-Related Tracking Stock.

(xvii)       “Person” means any individual, estate, corporation, limited liability company, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Body or other entity.

(xviii)      “Prohibited Investor” means any Additional Prohibited Investor or any MLB Prohibited Investor.

(xix)        “Proposed Transferee” means any Person presenting any shares of the Baseball-Related Tracking Stock for Transfer into such Person’s name or that otherwise is or purports to be a Transferee with respect to any shares of the Baseball-Related Tracking Stock.

(xx)         “Redemption Date” means the date fixed by the Board of Directors for the redemption of any shares of the Baseball-Related Tracking Stock pursuant to this Annex A.

(xxi)        “Transfer” means, with respect to any shares of the Baseball-Related Tracking Stock, any direct or indirect issuance, sale, gift, assignment, devise or other transfer or disposition of Ownership of such shares, whether voluntary or involuntary, and whether by merger or other operation of law, as well as any other event or transaction (including, without limitation, the making of, or entering into, any Contract, including, without limitation, any proxy or nominee agreement) that results or would result in the Ownership of such shares by a Person that did not possess such rights prior to such event or transaction. Without limitation as to the foregoing, the term “Transfer” shall include any of the following that results or would result in a change in Ownership: (A) a change in the capital structure of the Corporation, (B) a change in the relationship between two or more Persons, (C) the making of, or entering into, any Contract, including, without limitation, any proxy or nominee agreement, (D) any exercise or disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable, (E) any disposition of any securities or rights convertible into or exercisable or exchangeable for such shares or any exercise of any such conversion, exercise or exchange right, and (F) Transfers of interests in other entities. The term “Transferee” means any Person that becomes an Owner of any shares of the Baseball-Related Tracking Stock as a result of a Transfer.

(xxii)       “Violation” means (i) Ownership by any Prohibited Investor of the Baseball-Related Tracking Stock or (ii) Ownership by any FBS Accountholder of more than 10% of the outstanding shares of the Baseball-Related Tracking Stock, other the Corporation, any Fantex Affiliate or any Institutional Investor.

(b)           Requests for Information. If the Corporation has reason to believe that the Ownership, or proposed Ownership, of any shares of the Baseball-Related Tracking Stock by any stockholder, other Owner or Proposed Transferee could, either by itself or when taken together with the Ownership of any other shares of the Baseball-Related Tracking Stock by any other Person, result in either (i) any Violation or (ii) Ownership by any Person of more than 10% of the outstanding shares of the Baseball-Related Tracking Stock, then in each case such stockholder, other Owner or Proposed Transferee, upon request of the Corporation, shall promptly furnish to the Corporation such information (including, without limitation, information with respect to other Ownership interests and affiliations) as the Corporation may reasonably request to determine whether the Ownership of, or the exercise of any rights with respect to, any shares of the Baseball-Related Tracking Stock by such stockholder, other Owner or Proposed Transferee could result in any Violation.

(c)           Rights of the Corporation. If (i) any stockholder, other Owner or Proposed Transferee from whom information is requested should fail to respond to such request pursuant to paragraph (b) of this Annex A within the period of time (including any applicable extension thereof) determined by the Board of Directors, or (ii) whether or not any stockholder, other Owner or Proposed Transferee timely responds to any request for information pursuant to paragraph (b) of this Annex A, the Board of Directors shall conclude that effecting, permitting or honoring any Transfer or the Ownership of any shares of the Baseball-Related Tracking Stock, by any such stockholder, other Owner or Proposed Transferee, could result in any Violation, or that it is in the interest of the Corporation to prevent or cure any such Violation or any situation which could result in any such Violation, or mitigate the effects of any such Violation or any situation that could result in any such Violation, then the Corporation may (A) refuse to permit any Transfer of record of shares of the Baseball-Related Tracking Stock that involves a Transfer of such shares to, or Ownership of such shares by, any Disqualified Person, (B) refuse to honor any such Transfer of record effected or purported to have been effected, and in such case any such Transfer of record shall be deemed to have been void ab initio, (C) suspend those rights of stock ownership the exercise of which could result in any Violation, (D) redeem such shares in accordance with paragraph (d) of this Annex A, and/or (E) take all such other action as the Corporation may deem necessary or advisable in furtherance of the provisions of this Annex A, including, without limitation, exercising any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any Disqualified Person. Any such refusal of Transfer or suspension of rights pursuant to sub-clauses (A), (B) and (C) respectively, of the immediately preceding sentence shall remain in effect until the requested information has been received and the Board of Directors has determined that such Transfer, or the exercise of any such suspended rights, as the case may be, would not constitute a Violation.

(d)           Redemption by the Corporation. Outstanding shares of the Baseball-Related Tracking Stock shall be subject to redemption by the Corporation, by action of the Board of Directors, if in the judgment of the Board of Directors such action should be taken with respect to any shares of the Baseball-Related Tracking Stock of which any Disqualified Person is the stockholder, other Owner or Proposed Transferee. The terms and conditions of such redemption shall be as follows:

(1)           the redemption price of the shares to be redeemed pursuant to this paragraph (d) shall be equal to the par value of such shares;

(2)           the redemption price of such shares shall be paid in cash;

(3)           if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors;

(4)           at least 30 days’ written notice of the Redemption Date shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date may be the date on which written notice shall be given to record holders if the cash necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

(5)           from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and the record holders of such shares shall thenceforth be entitled only to receive the cash payable upon redemption; and

(6)           such other terms and conditions as the Board of Directors shall determine.

(e)           Legends. The Corporation shall, to the extent required by law, note on the certificates of its capital stock that the shares represented by such certificates are subject to the restrictions set forth in this Annex A.

EXHIBIT 99.1

Contacts:
Sean Baenen	Erini Blakey
Fantex, Inc.	Fantex, Inc.
Email: sean.baenen@fantex.com	Email: erini.blakey@fantex.com

Fantex, Inc. Announces Completion Of $59.3M Offering Of Fantex Sports Portfolio I Units

UBS Investment Bank Acted As Placement Agent For Offering Tied To Earnings Of 20 Athletes

SAN FRANCISCO, Calif., July 25, 2016 — Fantex Inc. announced today the closing of the $59.3M private placement of Fantex Sports Portfolio I (FXSP I) Units. The FXSP I Units are linked to the earnings of 20 professional athletes across three professional sports — baseball, professional golf and football. A total of 5,933,658 Units were sold at $10 per Unit. UBS Investment Bank served as the placement agent for the offering.

“In April 2014, Fantex pioneered a new asset class by offering the first-ever security tied to the earnings of a professional athlete,” said Fantex, Inc. CEO and co-founder Buck French. “With the successful close of FXSP I, we’ve reached yet another milestone — the first security tied to the earnings of multiple professional athletes across several major sports.”

With the offering completed via a private placement with UBS, Fantex Inc. also announced that Fantex Brokerage Services (FBS) would be winding down its Broker/Dealer business. “The decision to close FBS’ retail brokerage does not in any way impact the operations of Fantex, Inc.,” said Mr. French. “Our team looks forward to continuing our work with athletes and investors as we build this asset class into the future.”

FXSP I Units are linked to cash flows acquired by Fantex, Inc. — including income generated by current and potential future playing contracts, certain endorsements and appearance fees, as well as potential post-career activities. Specifically, the Fantex Sports Portfolio 1 Units are linked to the income generated by Maikel Franco, Tyler Duffey, Andrew Heaney, Collin McHugh, Jonathan Schoop, Yangervis Solarte, Kelly Kraft, Scott Langley, Jack Maguire, Kyle Reifers, Allen Robinson, Ryan Shazier, Terrance Williams, Kendall Wright, Vernon Davis, EJ Manuel, Mohamed Sanu, Michael Brockers, Alshon Jeffery and Jack Mewhort.

FXSP I Units included 14 athlete brand contracts that were not part of prior Fantex, Inc. offerings.

Athlete	Professional Sports Affiliation	% of Brand Income Acquired
Tyler Duffey	Pitcher, Minnesota Twins Organization (MLB)	10%
Maikel Franco	Third Baseman, Philadelphia Phillies (MLB)	10%
Andrew Heaney	Pitcher, Los Angeles Angels (MLB)	10%
Collin McHugh	Pitcher, Houston Astros (MLB)	10%
Jonathan Schoop	Second Baseman, Baltimore Orioles (MLB)	10%
Yangervis Solarte	Third Baseman, San Diego Padres (MLB)	11%
Kelly Kraft	Professional Golfer	15%
Scott Langley	Professional Golfer	15%
Jack Maguire	Professional Golfer	11%
Kyle Reifers	Professional Golfer	15%
Allen Robinson	Wide Receiver, Jacksonville Jaguars (NFL)	12%
Ryan Shazier	Linebacker, Pittsburgh Steelers (NFL)	10%
Terrance Williams	Wide Receiver, Dallas Cowboys (NFL)	10%
Kendall Wright	Wide Receiver, Tennessee Titans (NFL)	10%

About Fantex

Based in San Francisco, the Fantex, Inc. business is focused on targeting individuals with the potential to generate significant income (“brand income”) for investors; acquiring minority interests in such brand income; and assisting platform athletes in increasing the potential value of their future cash flows, primarily through mentoring and network/audience development.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements reflect Fantex, Inc.’s current views with respect to, among other things, future events and performance. These statements may discuss Fantex, Inc.’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under Fantex, Inc.’s brand contracts, results of operations, expectations for the use of the net proceeds from the Unit offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect Fantex, Inc. and Fantex, Inc.’s brand contract counterparties. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. Fantex, Inc. expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additional information on potential factors that could affect Fantex’s business and results and other risks and uncertainties are detailed in its Annual Report on Form 10-K for the year-ended December 31, 2015, filed with the SEC and its other periodic reports filed with the SEC, in each case available at http://www.sec.gov.

Each FXSP I Unit is comprised of 0.017 shares of Fantex Series Vernon Davis Convertible Tracking Stock, 0.047 shares of Fantex Series EJ Manuel Convertible Tracking Stock, 0.015 shares of Fantex Series Mohamed Sanu Convertible Tracking Stock, 0.102 shares of Fantex Series Alshon Jeffery Convertible Tracking Stock, 0.043 shares of Fantex Series Michael Brockers Convertible Tracking Stock, 0.033 shares of Fantex Series Jack Mewhort Convertible Tracking Stock, and 0.765 shares of Fantex Series Professional Sports Convertible Tracking Stock. Fantex, Inc.’s series of convertible tracking stock are intended to track and reflect the separate economic performance of Fantex, Inc.’s brand contracts with the athletes listed above (and certain related parties of such athletes). Holders of FXSP I Units or Fantex, Inc.’s series of convertible tracking stock will have no direct investment in these brand contracts, associated series of convertible tracking stock or the athletes party to the brand contracts. Rather, an investment in FXSP I Units and Fantex, Inc’s series of convertible tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other series of tracking stock that Fantex, Inc. may establish and issue in the future.